Exhibit 99.2

A statement on behalf of Rogers Communications Inc.

Toronto, October 22, 2021- Rogers Communications is responding to last night’s announcement by the Company’s former Chairman Edward Rogers that he intends to remove the majority of the independent directors of Rogers Communications Inc. and replace them with nominees of the Rogers Control Trust through a written resolution without convening a meeting of shareholders. The Company is not aware of this mechanism ever having been utilized in respect of a public company in Canada.

Directors of public companies are invariably removed at meetings of shareholders that are convened after proper notice and disclosure has been provided to all shareholders, and they have had an opportunity to consider the information and make an informed decision. This process generally takes several months or happens at the company’s annual meeting. The Company is concerned that its controlling shareholder, the Rogers Control Trust, would seek to make such a fundamental change to the Company’s independent governance framework in this unprecedented manner.

At this time, the Company has not received any documentation or resolution from Mr. Rogers or the Rogers Control Trust with respect to this matter. If and when received, the Company will consult with its counsel regarding the legality of this course of action.

The Company’s CEO, Joe Natale, and management team remain steadfast in their commitment to driving the performance of the business and executing on the proposed merger with Shaw.

About Rogers

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, sports, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). If you want to find out more about us, visit about.rogers.com.

For more information:

media@rci.rogers.com

1-844-226-1338